

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
721 North Westover Boulevard
Albany, Georgia 31707

Re: Heritage Financial Group, Inc.
Registration Statement on Form S-1
Filed June 22, 2010
File No. 333-167670

and Heritage Financial Group
Form 10-K for December 31, 2010
Filed April 9, 2010
File No. 0-51305

Dear Mr. Dorminey:

We have reviewed your amended Form S-1 and cover letter dated August 9, 2010, and have the following comments. Please note that these are from our accounting staff. We have no legal comments relating to your response. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including any draft of proposed disclosure, we may have additional comments.

Form S-1

Financial Statements

Note 2. Acquisition Activity, page F-18

1. Please refer to your response to comment 7 of our July 8, 2010 letter and related disclosures in your Form S-1 regarding the loans acquired in your purchase of The Tattnall Bank. We note your disclosure on page F-20 that you "could not readily determine the borrower's financial capacity to meet their obligation on each loan acquired from Tattnall, and therefore, (you) relied primarily on an estimation of the liquidation value of the collateral in order to determine the value of each loan, and

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
August 11, 2010
Page 2

whether or not (you) would be able to collect all contractually required payments. Based on this evaluation, (you) determined (you) should account for all the loans acquired in the Tattnall acquisition under FASB ASC 310." Please address the following:

- Please tell us in detail how you segregated the acquired loans into pools for accretion and impairment testing purposes. Tell us how many pools you created and the basis for segregation. Identify the specific loan characteristics that were used for segregation. Identify whether performing and nonperforming loans were separately segregated.

- Tell us the amount of loans that were performing versus nonperforming as of the acquisition date for each loan category.

- Tell us specifically whether you believe all the loans in each pool evidenced credit deterioration on an individual basis and whether each individual loan exhibited credit-related deterioration. Explain your basis for that belief.

- Please tell us the specific information you reviewed at the individual loan level in order to determine that you would not be able to collect all contractually required payments pursuant to ASC 310-30-05.

- You state here that your purchase allocation amounts are still preliminary. Please provide us with a timeline of your progress to date in that process and how it affected your initial determination of whether individual loans were within the scope of ASC 310-30. Identify the remaining steps you have to take to conclude your purchase price allocation and any impact on your application of ASC 310-30 to this portfolio. Discuss how your evaluation of the credit deterioration of individual loans has changed or been updated as part of this process.

- Please revise your disclosures in Note 4 on page F-30 to more clearly discuss and quantify the impact of purchase price adjustments made in subsequent periods. Tell us the amount of your adjustments made during the first quarter and second quarter of 2010 separately.

- In cases where you may have determined that a loan evidenced impairment even though it was performing under the terms of the loan agreement, please tell us in detail how you determined that the loan exhibited signs of credit deterioration such that you would not be able to collect all contractually required payments under ASC 310-30. Identify the information you relied on in making that determination.

2. It appears you have not recognized any of the accretable yield in the quarter ended March 31, 2010. We do not believe it is appropriate to delay recognition of the entire amount.

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
August 11, 2010
Page 3

Please revise your financial statements accordingly. Otherwise, explain to us in detail why you have not recognized any of this amount and why you think it is appropriate not to have done so. Please provide us with a materiality analysis of the impact of this error to the quarter ended March 31, 2010.

3. Tell us whether you have recognized any accretion on these loans during the quarter ended June 30, 2010 as depicted in your Recent Developments section beginning on page 29.

4. Please address the following regarding certain other assets acquired as part of the Tattnall acquisition:

- Please tell us in detail the specific nature of the OREO and certain loans that were assigned no value at acquisition. Tell us the amount of the fair adjustment for these assets at acquisition and how you determined that amount. Explain how the difference in the amount acquired from the FDIC and the amount at which you recorded these assets arose.

- Please tell us in detail the authoritative basis you relied accruing a liability for expenses related to work through and dispose of problem assets as well as other conversion costs. Tell us the components of this accrual and how you determined each component.

5. Please discuss the reasons why the loans were written down on average 23% as part of the purchase price analysis, based on the liquidation value of the collateral underlying the loans, and yet the real estate owned balances were written down on average 89%, based on fair value of collateral. In this regard, we note that prior to the application of purchase accounting, the loans would likely have been accounted for at amortized cost with an allowance for loan losses, and the real estate owned balances would have been carried at fair value less costs to sell. As part of your response, please tell us whether similar methodologies were used to value the collateral underlying the loans and real estate owned, whether the loans and real estate owned are located in similar markets, and whether costs to sell were factored into the fair value of the loans.

General

6. Please revise your Exchange Act documents as applicable to address the above comments.

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
August 11, 2010
Page 4

You may contact Paul Cline at 202-551-3851 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3494 if you have questions regarding these comments or other accounting issues. Please contact David Lyon at 202-551-3421 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

By FAX to: Ms. Marianne Roche
FAX 202-337-5502